FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2005

Commission File Number: 0-28724


                           ORCKIT COMMUNICATIONS LTD.
                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F X                Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes _______          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Orckit Communications Ltd. 2004 Consolidated Financial Statements attached as Exhibit 10.1 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant's Registration Statements on Form F-3, Registration No. 333-12100; (ii) the Registrant's Registration Statement on Form F-3, Registration No. 333-12236; (iii) the Registrant's Registration Statement on Form S-8 No. 333-05670; (iv) the Registrant's Registration
Statement on Form S-8 No. 333-08824; and (v) the Registrant's Registration Statement on Form S-8 No. 333-12178.



                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

   Press release:   Orckit Announces Three-for-One Stock Split, dated
                    February 28, 2005.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Orckit Communications Ltd.
                                             (Registrant)

Date: February 28, 2005                      By: /s/ Adam M. Klein
                                                 -----------------------

                                             Adam M. Klein for Izhak Tamir,
                                             pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number    Description of Exhibit

     10.1 Press release: Orckit Announces Three-for-One Stock Split, dated February 28, 2005.

                   Orckit Announces Three-for-One Stock Split

TEL AVIV, Israel, February 28, 2005 -- Orckit Communications Ltd. (Nasdaq: ORCT) today announced that its Board of Directors has approved a three-for-one stock split of the Company's Ordinary Shares to be effected in the form of a 200% stock dividend, pursuant to which the Company will distribute to each holder of an Ordinary Share two additional Ordinary Shares for no consideration.

         As of February 25, 2005, Orckit had 4,540,718 ordinary shares outstanding. Following the share split, the Company will have 13,622,154 ordinary shares outstanding.

         As the Company's authorized share capital is not sufficient to enable this share split in the form of a stock dividend, shareholders' approval is required to increase the Company's authorized share capital from 10,000,000 to 50,000,000. With shareholder approval, the Company will announce the record date and distribution date of the stock dividend, which is expected to occur in early April 2005.

         Accordingly, the Company announced that a Special Meeting of Shareholders will be held on Thursday, March 31, 2005 at 10:00 a.m. Israel time, at the offices of the Company, 126 Yigal Allon Street, Tel Aviv, Israel. The record date for the meeting is March 2, 2005. Orckit will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.


About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM-100 metro optical transport solution, based on RPR and MPLS technologies, delivering packet transmission services in the metro area